CHAPMAN AND CUTLER LLP
111 WEST MONROE STREET
CHICAGO, ILLINOIS 60603



                                October 8, 2010

VIA EDGAR CORRESPONDENCE

Sally Samuel, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


         Re:            First Defined Portfolio Fund, LLC
                                Proxy Statement
                        ---------------------------------


Dear Ms. Samuel:

      We received your oral comments via telephonic conference on September 29, 2010 regarding the Preliminary Proxy Statement filed by First Defined Portfolio Fund, LLC (the "Company") on September 24, 2010 (the "Proxy Statement"), and had subsequent telephone conversations on October 5, 2010 and October 7, 2010. Undefined terms have the meanings ascribed to such terms in the Proxy Statement. This letter serves to respond to your comments.

COMMENT 1

      Certain information is missing and will need to be completed.

RESPONSE TO COMMENT 1

      The missing information will be filled in before the Proxy Statement is finalized.


COMMENT 2

      The first paragraph below #2 on page 2 of the Proxy Statement provides that the solicitation of proxies will be largely by mail, but may include telephonic, electronic or oral communication by representatives of Prudential, as well as officers and service providers of the Company, and affiliates of such service providers. To the extent applicable, please provide in the Proxy Statement the information required by Item 4(a)(3) of Schedule 14A concerning specially engaged employees and paid solicitors.

RESPONSE TO COMMENT 2

      It is intended that solicitation will be made by mail. However, if necessary to obtain votes, solicitations may be made by the persons and through the means indicated above. However, no solicitation will be made by a "paid solicitor" or by any "specially engaged employees" who will be compensated under a particular contract or arrangement for making such solicitations. Prudential will retain a service provider to receive and tabulate votes, but that service provider will not act as a proxy solicitor. As a result, the Company does not believe additional disclosure is required.


COMMENT 3

      The statement at the end of the third paragraph under the heading "Background and Reason for Vote" on page 5 that "[i]n light of the Transaction and his interest in and role with the Advisor, Mr. Bowen is deemed to have an interest in this Proposal" seems to be an understatement. Please consider making it more emphatic.

RESPONSE TO COMMENT 3

      The phrase "is deemed to have" in the referenced sentence will be replaced with "has." As discussed by phone on October 7, 2010, we believe that the sentence serves effectively as a conclusion to the paragraph which states, among other things, that Mr. Bowen will acquire 100% of the common stock of The Charger Corporation (the general partner of the Advisor), that he is the President of the Advisor and that he is an interested trustee.


COMMENT 4

      In light of Item 22(a)(3)(v) of Schedule 14A, please describe any other relevant transactions, or if there have been none, add a corresponding statement.

RESPONSE TO COMMENT 4

      Statements to the effect that (a) no Trustee other than Mr. Bowen was a party to the Transaction and that (b) other than the Transaction, since the beginning of the Company's most recently completed fiscal year, no Trustee has purchased or sold securities of the Advisor, Grace Partners or The Charger Corporation will be added to the Proxy Statement.


COMMENT 5

      Under Item 22(c)(10) of Schedule 14A, has the Advisor waived, reduced or otherwise agreed to reduce its compensation under any applicable contract with any of the similar funds it sub-advises listed in the table on page 7? Please add a corresponding statement.

RESPONSE TO COMMENT 5

      A statement will be added to the Proxy Statement to the effect that the Advisor has not waived or reduced its compensation under its contracts with any of the listed funds.


COMMENT 6

      In the discussion set forth in the second paragraph under the heading "Interim Advisory Agreement" on page 8, if accurate, please replace "Fund's custodian" with "Company's custodian." In addition, please add a statement to the effect that the Board satisfies the fund governance standards defined in Rule 0-1(a)(7), which are cross-referenced in Rule 15a-4.

RESPONSE TO COMMENT 6

      Because the Interim Advisory Agreement refers to the "Fund's custodian" rather than the "Company's custodian" no change has been made. A statement will be added to the effect that in accordance with Rule 15a-4, the Board meets the currently effective provisions of the "fund governance standards" defined in Rule 0-1(a)(7) under the 1940 Act. (As a related matter, we note that certain of the provisions of Rule 0-1(a)(7) are not currently effective.)


COMMENT 7

      Please delete from the last sentence in the first paragraph under the heading "Comparison of Certain Terms of the New Advisory Agreement and Original Advisory Agreement" on page 8 the phrase "and the description of the New Advisory Agreement is qualified in its entirety by reference to such Exhibit."

RESPONSE TO COMMENT 7

         The requested change will be made.


COMMENT 8

      Under the sub-heading "Compensation" on page 9 under the heading "Comparison of Certain Terms of the New Advisory Agreement and Original Advisory Agreement," instead of referring to Appendix A, please include the information set forth in such Appendix directly under such sub-heading.

RESPONSE TO COMMENT 8

         The requested change will be made.

COMMENT 9

      Under the heading "Additional Information About the Company and the Advisor" set forth on page 13, please identify the general partner of the Advisor. In addition, please add information to the extent necessary concerning ownership by officers of the Company of interests in the Advisor and entities controlling, controlled by or under common control with the Advisor to ensure that the disclosure requirements of Item 22(c)(5) of Schedule 14A are met; currently the last sentence before the chart on page 13 refers to ownership of "an equity interest in the limited partner of the Advisor." Also, please confirm that any disclosure required by Items 22(c)(2), (3) and (4) of Schedule 14A is included.

RESPONSE TO COMMENT 9

      A statement repeating information contained earlier in the Proxy Statement to the effect that The Charger Corporation is the general partner of the Advisor and including its address will be added under the heading "Additional Information About the Company and the Advisor." We believe the sentence referenced above about officers' interests already adequately describes the nature of their interests in compliance with Item 22(c)(5) of Schedule 14A and is consistent with industry practice; however, as discussed by telephone on October 7, 2010, we will modify the sentence to add the word "minority" before "equity interest." Disclosure pertaining to Items 22(c)(2) and (3) is included under the headings "Background and Reason for Vote" and "Additional Information About the Company and the Advisor." Item 22(c)(4) is not relevant because the Advisor is not a corporation.


COMMENT 10

      Under the sub-heading "Trustee and Officer Fund Ownership" on page 16, when the chart addressing Item 403 of Regulation S-K is added in response to
Item 6(d) of Schedule 14A, please ensure that it distinguishes between the Interested and Independent Trustees.

RESPONSE TO COMMENT 10

      The referenced chart will include separate headings for the Interested Trustee (i.e., James A. Bowen) and the Independent Trustees.


TANDY ACKNOWLEDGEMENT

      In connection with the Company's proxy statement, the Company acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3446 if you have any questions or issues you would like to discuss regarding these matters.

                                      Very truly yours,

                                      CHAPMAN AND CUTLER LLP



                                      By: /s/ Suzanne M. Russell
                                          --------------------------------
                                          Suzanne M. Russell